TSX, NYSE - HBM 2023 No. 16

News Release

Hudbay Completes Acquisition of Copper Mountain to Create a Premier Americas-Focused Copper Producer

Toronto, Ontario, June 20, 2023 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) is pleased to announce that it has closed its previously announced court-approved plan of arrangement with Copper Mountain Mining Corporation ("Copper Mountain"), pursuant to which Hudbay has acquired all of the issued and outstanding common shares of Copper Mountain effective as of today's date (the "Transaction"). Copper Mountain is now a wholly-owned subsidiary of Hudbay and, in accordance with the terms of the Transaction, former Copper Mountain shareholders received 0.381 of a Hudbay share for each Copper Mountain share previously held.

The Transaction creates a premier Americas-focused copper mining company that is well-positioned to deliver sustainable cash flows from an operating portfolio of three long-life mines, as well as compelling organic growth from a world-class pipeline of copper expansion and development projects. All assets in the combined portfolio are located in the tier-one mining-friendly jurisdictions of Canada, Peru and the United States. The combined company represents the third largest copper producer in Canada based on 2023 estimated copper productioni.

Peter Kukielski, Hudbay's President and Chief Executive Officer, commented, "We look forward to the formal integration of Copper Mountain into our complementary portfolio of operating assets. By applying our technical expertise, we expect to unlock significant annual operating efficiencies and synergies at the mine to drive further value for shareholders. This transaction creates a larger, more resilient operating platform that enhances our copper exposure, accelerates our deleveraging efforts, and positions us to more efficiently allocate capital to prudently advance our enviable organic growth pipeline."

Leadership Additions

In connection with the closing of the Transaction, Hudbay has appointed Jeane Hull and Paula Rogers to its board of directors.

Jeane Hull has over 35 years of operational leadership and engineering experience, most notably holding the positions of Executive Vice President and Chief Technical Officer of Peabody Energy Corporation and Chief Operating Officer for Kennecott Utah Copper Mine, a subsidiary of Rio Tinto plc.

Paula Rogers has over 25 years of experience working for Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax. Ms. Rogers has been an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.

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The experience, skills and perspectives of each of the new directors will complement the composition of Hudbay's board and provide strengthened stewardship for the combined company.

Hudbay has also further bolstered the strength of its management team with the addition of Letitia Wong who will lead integration and Richard Klue as Vice President, Engineering Studies, in addition to benefiting from other members of the Copper Mountain team that are continuing with the combined company. As previously planned, Gil Clausen, Copper Mountain's President and Chief Executive Officer, has retired and will transition to an advisory role for the combined company for the next year.

Strengthened Position as a Result of the Transaction

The combination of Hudbay and Copper Mountain is on-strategy with strong industrial logic that is expected to deliver compelling benefits, as highlighted below:

  Scale - a larger-scale platform with three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers;
  Diversification - a geographically balanced portfolio in tier-one mining jurisdictions with approximately 55% of net asset value ("NAV")ii estimated to be from North American assets and 45% of NAV estimated to be from South American assets;
  Copper-Focused - a copper-focused portfolio with expected 2023 copper production of more than 150,000 tonnes in the second quartile position on the copper cost curveiii, complemented by meaningful gold production;
  Efficiencies - an estimated US$30 millioniv per year of operating efficiencies and corporate synergies, including approximately US$20 million per year from operating cost reductions through the application of Hudbay's operating efficiency practices to the Copper Mountain mine;
  Deleveraging - well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices;
  Capital Allocation - an ability to maximize value from a larger organic growth pipeline by more efficiently allocating capital to projects that yield the highest risk-adjusted returns; the combined company's greater cash flow generation and strong balance sheet will enhance the ability to advance brownfield expansion opportunities and prudently develop Hudbay's Copper World project in Arizona, which is expected to deliver meaningful growth to the combined company; and
  Valuation Re-rating Potential - the strategic and financial benefits from the Transaction is expected to position the combined company for a valuation re-rating.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

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Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to, statements with respect to the strengths, characteristics and potential of the Transaction; the impact of the Transaction on shareholders of Hudbay and other stakeholders and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and Indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona, the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations. Further information about Hudbay can be found on www.hudbay.com.

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For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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i Sourced from company filings and Wood Mackenzie research.

ii NAV is based on analyst consensus estimates.

iii Based on Wood Mackenzie's 2023 by-product C1 copper cost curve (Q4 2022 dataset).

iv Pre-tax annual synergies achieved over the course of 3 years.